

June 25, 2009

Mail Stop 4631

Richard J. Dugas, Jr.
President and Chief Executive Officer
Pulte Homes, Inc.
100 Bloomfield Hill Parkway, Suite 300
Bloomfield Hills, MI 48304

>   **RE: Pulte Homes, Inc.**
>   **Registration Statement on Form S-4 Amendment No.1**
>   **Filed on June 12, 2009**
>   **File No.: 333-158974**
>
>   **Annual Report on Form 10-K for the Fiscal Year Ended December**
>   **31, 2008**
>   **Filed on February 26, 2009**
>   **File No.: 001-09804**

Dear Mr. Dugas:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. After reviewing this information, we may raise additional
comments. We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

Form S-4

Summary, page 1

Interests of Centex's Directors and Executive Officers in the Merger, page 4

1. We note your revised disclosure in response to comment 11 of our June 3,
    2009 comment letter. Please further revise your disclosure to provide the fair
    market value of all accelerated equity awards as of the most recent practicable
    date. Please address this comment also in your Equity Compensation Vesting
    Table disclosure on page 68.

Material United States Federal Income Tax Consequences, page 8

2. We note your response and revised disclosure related to comment 14 of our letter dated June 3, 2009. We also note that you have filed the draft forms of the tax opinions as exhibits.

    o Please note that despite your disclosure on page 64 that the parties to the merger agreement do not intend to waive the receipt of the tax opinion by each respective counsel as a condition to complete the merger, the receipt of these tax opinions is nevertheless a waivable condition. Please note that a signed form of the opinion must be filed prior to this registration statement going effective.

    o It appears that you did not fully address comment 14 to our letter dated June 3, 2009. Please tell us whether you intend each counsel's opinion, as filed, to be a long form opinion. If so, all of the material tax consequences of the merger must be included in the opinion of counsel, including the bulleted disclosure in the middle of page 65 of the proxy statement/prospectus. Otherwise, the discussion under "Material U.S. Federal Income Tax Consequences of the Transactions" must clearly state that the discussion and each of the conclusions are the opinion of counsel. Please advise.

Risk Factors, page 19

The combined company will have more indebtedness after the merger…, page 19

3. We note your revised disclosure in response to comment 18 of our letter dated June 3, 2009. We also note the disclosure in the first bullet point on page 7 of the supplemental board materials provided to us by Citi's counsel. Please tell us what consideration you have given to adding risk factor disclosure related to the matters noted in the presentation materials.

Pulte and Centex will incur significant transaction and merger-related integration costs…, page 24

4. We note your revised disclosure in response to comment 18 of our letter dated June 3, 2009. Please reconcile the cost related to change in control payments with the amount disclosed in Footnote (1) on page 4 of the supplemental board materials provided to us by Citi's counsel.

The Merger, page 36

Background of the Merger, page 36

5. Refer to comment 21 of our letter dated June 3, 2009. Please confirm that from January 10, 2009 meeting until March 27, 2009 Centex did not engage Goldman Sachs's services, and Goldman Sachs did not present any report, analysis or other materials to Centex in its capacity as financial advisor.

6. We note your revised disclosure on page 37 in response to comment 24 of our letter dated June 3, 2009. Please disclose the basis of the Centex board's belief that a recapitalization strategy would offer Centex stockholders a lesser value than a potential business combination with any of three identified candidates.

7. In response to comment 24 of our letter dated June 3, 2009, we note your revised disclosure discussing the Pulte's Board decision not to consider pursuing other alternative strategies, but focus instead on deciding whether to continue operating as a stand-alone business or to pursue a transaction with Centex. Yet, your revised disclosure does not address the rationale for Pulte's decision not to consider other strategic alternatives. Please expand your disclosure to address the bases of these decisions, and to the extent that there is any correlation with Pulte's interest to pursue a business transaction with Centex back in 2005, so disclose.

Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 44

8. Refer to comment 30 of our letter dated June 3, 2009. While you disclose that the merger would enable you to realize cost savings which you would otherwise not be able to achieve, it is not readily apparent how you would be in a better position to compete and dominate your competitors judging from the size of the combined debt on a post merger basis, the amount of the upcoming maturities, and the lack of visibility into the future of the homebuilding industry.

9. We note the June 2009 Investor Presentation filed with the Commission as a Rule 425 communication on June 23, 2009, which includes statements such as the company is expected to be "cash-flow positive for 2009" and that the "merger provides saving opportunities that competitors can't realize." Please provide the bases for making these statements and ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing. Please advise.

Recommendation of the Centex Board of Directors and Its Reasons for the Merger, page 47

> 10. We note your revised disclosures in response to comment 31 of our letter dated June 3, 2009. Please expand your disclosure to incorporate, among other factors, the Centex board's analysis of the financial considerations for the combined company.

Opinion of Pulte's Financial Advisor, page 49

Selected Public Company Analysis, page 52

> 11. We note your revised disclosure in response to comment 33 of our letter dated June 3, 2009. Please disclose the implied share value derived from the 0.975 exchange ratio in order for the investors to understand how the exchange ratio fits within the implied per share equity reference ranges. Provide similar disclosure in your "Selected Precedent Transactions Analysis" discussion on page 52.

Discounted Cash Flow Analysis, page 53

> 12. We note your revised disclosure in response to comment 35 of our letter dated June 3, 2009. Please confirm that your reference to "Centex strategic-case forecasts" in the first paragraph of your discussion refers to the Centex financial forecasts adjusted by Pulte in accordance with your page 110 disclosure.

> 13. It is unclear how Citi determined the actual range of discounted rates. Please disclose the material factors taken into account and the calculations used in deriving these discounted rates.

Pro Forma Financial Analysis, page 55

> 14. Please confirm that the values disclosed in your pro forma analysis are based on the Selected Unaudited Pro Forma Condensed Combined Financial Information disclosure on page 14. Otherwise, please disclose the basis from which the financial advisor derived these values.

Opinion of Centex's Financial Advisor, page 56

Historical Stock Trading Analysis, page 57

15. Please confirm that the implied price per share used in Goldman Sachs' analysis is the same $11.28 value disclosed in the "Analysis at Various Prices" discussion on page 59.

Selected Companies Analysis, page 58

16. Please explain how the values derived from this analysis (tabular disclosure at the end of page 58) help investors assess the fairness of the 0.975 exchange ratio.

Illustrative Discounted Cash Flow Analysis, page 59

17. We note your disclosure at the end of the first paragraph about the range of implied values being derived from Goldman Sachs "utilizing its professional judgment and experience". Please revise your disclosure to identify those material and substantive sources of information and data serving as a basis of Goldman Sachs' professional judgment. Further, please expand and to the extent possible, quantify the disclosure regarding Goldman Sachs' calculation of discount rates.

The Merger Agreement, page 71

18. We note your response to comment 48 of our letter dated June 3, 2009. We continue to object to the disclosure that indicates that the terms and information in the merger agreement should not be relied upon as disclosure about the merger parties. Please reconsider the disclosure in the third paragraph and revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Also, please be advised that, with respect to the disclosure in the third sentence, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

19. We have reviewed the supplemental information provided in response to comment 49 of our letter dated June 3, 2009. Please provide us supplementally with a complete copy of all of the disclosure schedules.

20. We note the footnote in the Exhibit Index, where you identify the disclosure schedules as "[c]onfidential" as well as the use of word "confidential" in the "List of Schedules to Agreement and Plan of Merger" on page A-55. To the extent that the information on the disclosure schedules is material, then pursuant to Item 601(b)(2) of Regulation S-K, you are required to file these schedules together with the merger agreement. Please advise us.

Unaudited Pro Forma Condensed Combined Financial Statements, page 89

21. Please disclose in a footnote the nature and amount of restricted cash included in cash and equivalents in the pro forma balance sheet. If accurate, please confirm to us and clarify in the filing that this cash is not legally restricted as to withdrawal or usage, otherwise please explain to us why the restricted cash is appropriately classified.

22. We note your revisions in response to comment 51 of our letter dated June 3, 2009. Please explain why you reclassified all the "Land held for development and sale" to "House and land inventory" and none to "Land held for sale."

23. We note your response to comment 52 of our letter dated June 3, 2009. Please include the clarifying language from your response in footnote (c) on page 99, including: the nature of the different historical accounting policies, an explanation why the potential impact on the pro forma financial statements is not readily quantifiable, your belief that the differences would not have a material impact on the pro forma financial statements, and the fact that, going forward, the differences are expected to be eliminated after the completion of the merger

24. We note your response to comment 53 of our letter dated June 3, 2009. Please revise note (k) to disclose your belief that the potential impact of the stock options is not expected to be material to the pro forma financial statements.

25. We note your response to comment 55 of our letter dated June 3, 2009. Please disclose and quantify inventory and the fair value adjustment to inventory by inventory component, such as homes under construction, land under development, and land held for future development.

Financial Forecasts, page 108

Adjustments, page 110

Centex Strategic-Case Forecasts, page 111
Centex Liquidity-Case Forecasts, page 111

26. The Homebuilding Revenues and Homebuilding EBIT figures for year 2009 under both scenarios differ from the supplemental information you provided to us in connection with your response to our letter dated June 3, 2009. Please explain the discrepancy.

Part II – Information Not Required in Prospectus

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplemental Data, page 42
Consolidated Statement of Operations, page 43

27. We note your response to comment 66 of our letter dated June 3, 2009. It appears to us that you can present an income statement format that separately discloses your homebuilding operations and your financial services operations but that also better complies with the requirements of Rule 5-03 of Regulation S-X. We note that your current presentation includes 97% of your revenues in one financial statement line item and 98% of your expenses in one financial statement line item. It appears to us that an income statement format that more transparently presents your operating results may be more meaningful to users of your financial statements. In future filings, please revise the format of your statement of operations to comply with the requirements of Rule 5-03 and expand your related disclosures, including management's discussion and analysis, as appropriate. Please provide your proposed format supplementally.

Note 2. Inventory and Land held for sale, page 57

28. We note your response to comment 70 of our letter dated June 3, 2009. It is not clear to us why you do not believe that the component inventory disclosures by segment would be meaningful to users of your financial statements. It appears to us that there may be different risks associated with each component of your inventory and that those risks could be different for each homebuilding segment. It also appears to us that certain inventory components and certain homebuilding segments may be more likely to be impacted by the current economic environment. Therefore, we continue to believe that the requested disclosures should be provided in the notes to your

financial statements or in MD&A in future filings.

Note 7. Other Financing Arrangements, page 68

29. We note your response to comment 72 of our letter dated June 3, 2009. In future filings, please disclose the actual interest coverage ratio for each period and explain how the amount of the required liquidity reserve is determined.

Exhibits, page 91

30. We note your response to comment 74 of our letter dated June 3, 2009. Please file the missing schedules with your next periodic report.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Thomas A. Cole
       Dennis V. Osimitz
       Robert L. Verigan
       Sidley Austin LLP
       One South Dearborn Street
       Chicago, IL 60603
       via facsimile at (312) 853-7036

       Daniel Neff
       Gregory E. Ostling
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019
       via facsimile at (212) 403-2218